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                                                                    Exhibit 99.3



PARAMOUNT RESOURCES LTD.
Calgary, Alberta


October 22, 2003


NEWS RELEASE:   PARAMOUNT RESOURCES LTD. ANNOUNCES TERMS OF U.S. NOTES OFFERING

Paramount Resources Ltd. announced that it has agreed to sell U.S.$175 million of 7 7/8% Senior Notes due 2010 to a group of underwriters for public offering in the United States. The offering is expected to close on October 27, 2003. Proceeds from the offering will be used to repay senior bank debt.

UBS Investment Bank is sole book-running manager and CIBC World Markets, Harris Nesbitt and Scotia Capital are co-managers for the offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification, under the securities laws of any such state.

A copy of the prospectus relating to the offering can be obtained from Paramount at Suite 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: B.K. Lee, Chief Financial Officer.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

         Paramount Resources Ltd.
         C.H. (Clay) Riddell, Chairman and Chief Executive Officer J.H.T. (Jim) Riddell, President and Chief Operating Officer B.K. (Bernie) Lee, Chief Financial Officer
         Phone: (403) 290-3600
         Fax: (403) 262-7994